SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)
(Amendment No. 1)*
U-Store-It Trust

(Name of Issuer)
Common Stock

(Title of Class of Securities)
91274F 10 4

(CUSIP Number)
Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 E. 9th Street, 20th Floor, Cleveland, OH 44114, (216) 696-8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 7, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.
(Continued on following pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	91274F 10 4	Page 2 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert J. Amsdell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		1,173,263.5

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,934,942

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,173,263.5

WITH	10	SHARED DISPOSITIVE POWER

		3,934,942

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,108,205.5*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	8.7%

14	TYPE OF REPORTING PERSON*

	IN
* Includes 1,326,936.5 Partnership units of U-Store-It L.P., the operating partnership of U-Store-It Trust, which are redeemable for shares of common stock of U-Store-It Trust on a one-for-one basis.

CUSIP No.	91274F 10 4	Page 3 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Barry L. Amsdell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		348,225.5

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,934,942

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		348,225.5

WITH	10	SHARED DISPOSITIVE POWER

		3,934,942

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,283,167.5*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	7.3%

14	TYPE OF REPORTING PERSON*

	IN
* Includes 722,426.5 Partnership units of U-Store-It L.P., the operating partnership of U-Store-It Trust, which are redeemable for shares of common stock of U-Store-It Trust on a one-for-one basis.

CUSIP No.	91274F 10 4	Page 4 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Amsdell and Amsdell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

NUMBER OF		3,597,186*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,597,186*

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,597,186*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

6.2%

14	TYPE OF REPORTING PERSON*

PN
* Includes 187,249 Partnership units of U-Store-It L.P., the operating partnership of U-Store-It Trust, which are redeemable for shares of common stock of U-Store-It Trust on a one-for-one basis.

CUSIP No.	91274F 10 4	Page 5 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Amsdell Holdings I, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

NUMBER OF		337,756*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		337,756*

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

337,756*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

0.58%

14	TYPE OF REPORTING PERSON*

CO
* Consists only of partnership units of U-Store-It L.P., the operating partnership of U-Store-It Trust, which are redeemable for shares of common stock of U-Store-It Trust on a one-for-one basis.

CUSIP No.	91274F 10 4	Page 6 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Amsdell Real Estate Trust dtd. October 3, 1989

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

NUMBER OF		604,510*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		604,510*

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

604,510*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

1.0%

14	TYPE OF REPORTING PERSON*

OO
* Consists only of partnership units of U-Store-It L.P., the operating partnership of U-Store-It Trust, which are redeemable for shares of common stock of U-Store-It Trust on a one-for-one basis.

CUSIP No.	91274F 10 4	Page 7 of 11
Introduction.
     Pursuant to Rule 13d-1(k), this Amendment No. 1 to Schedule 13D is filed by Robert J. Amsdell, Barry L. Amsdell, Amsdell and Amsdell (“Amsdell and Amsdell”), an Ohio general partnership, Amsdell Holdings I, Inc. (“Amsdell Holdings”), an Ohio corporation, and the Amsdell Real Estate Trust dated October 3, 1989 (the “Trust”), an Ohio trust (collectively, the “Reporting Persons”), relating to acquisitions by Amsdell and Amsdell of shares of common stock, par value $0.01 per share (the “Shares”), of U-Store-It Trust, a Maryland real estate investment trust (the “Company”).
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 is amended and supplemented as follows:
     The Shares reported in Item 5(c) as having been acquired by Amsdell and Amsdell were required for the aggregate purchase price of approximately $11,078,153 (excluding commissions) with a combination of working capital of Amsdell and Amsdell and borrowed funds as described below.
     On November 8, 2007, Amsdell and Amsdell entered into a loan for $3.0 million from Rising Tide Development, LLC, a Delaware limited liability company (“Rising Tide”). Rising Tide is owned 40% each by Robert Amsdell and Barry Amsdell and 10% each by irrevocable family trusts. The loan is payable on demand and bears interest at the rate of 5.0% per year. The cognovit demand promissory note evidencing the loan is attached as Exhibit 7.10.
     Effective December 12, 2006, the Huntington National Bank (“Huntington”) entered into a $2.0 million revolving credit agreement with Robert Amsdell and Barry Amsdell. Under this revolver, Robert Amsdell and Barry Amsdell borrowed $2.0 million and contributed these funds to Amsdell and Amsdell for the purchase of the Shares. The loan is due December 12, 2009 and bears interest at the rate of LIBOR plus 250 basis points. The note evidencing this loan is attached as Exhibit 7.11.
Item 5. Interest in Securities of the Issuer.
     Item 5(a) and 5(c) is amended and supplemented as follows:
     (a) According to the most recently available filing with the Securities and Exchange Commission by the Company, there are 57,700,200 Shares outstanding.
     Robert Amsdell beneficially owns 3,781,269 Shares and 1,326,936.5 partnership units (the “Units”) of U-Store-It, L.P., the Company’s operating partnership (“USI”), which are redeemable for shares of the Company on a one-for-one basis, including 3,409,937 Shares and 187,249 Units owned by Amsdell and Amsdell, 337,756 Units owned by Amsdell Holdings and 604,510 Units owned by the Trust, or 8.7% of the outstanding Shares plus Units beneficially owned by Robert Amsdell. Barry Amsdell beneficially owns 3,560,741 Shares and 722,426.5 Units of USI, including 3,409,937 Shares and 187,249 Units owned by Amsdell and Amsdell and 337,756 Units owned by Amsdell Holdings, or 7.3% of the outstanding Shares plus Units beneficially owned by Barry Amsdell. Amsdell and Amsdell beneficially owns 3,409,937 Shares and 187,249 Units of USI, or 6.2% of the outstanding Shares plus Units beneficially

CUSIP No.	91274F 10 4	Page 8 of 11
owned by Amsdell and Amsdell. As 50% general partners of Amsdell and Amsdell, each of Barry Amsdell and Robert Amsdell may be deemed to beneficially own all Shares held by Amsdell and Amsdell. Amsdell Holdings owns 337,756 Units of USI, or 0.58% of the outstanding Shares plus Units beneficially owned by Amsdell Holdings. As 50% shareholders of Amsdell Holdings, Robert Amsdell and Barry Amsdell may each be deemed to beneficially own all Shares owned by Amsdell Holdings. The Trust owns 604,510 Units of USI, or 1.0% of the outstanding Shares plus Units beneficially owned by the Trust. As sole trustee of the Trust, Robert Amsdell may be deemed to beneficially own all of the Shares owned by the Trust.
     Robert Amsdell and Barry Amsdell determined to purchase the Shares reported in Item 5(c) as having been acquired by Amsdell and Amsdell. For all other purposes, the Reporting Persons disclaim that they are members of a group.
     (c) Since the filing of the Reporting Persons’ Schedule 13D dated August 8, 2007 (the “Original Schedule 13D”), Amsdell and Amsdell purchased 1,037,337 Shares in open market transactions as set forth below:

		Approximate Per Share Price
		($)
Date	Number of Shares	(Excluding Commissions)

11/5/07	1,800	10.49
11/5/07	11,400	10.50
11/5/07	4,200	10.51
11/5/07	9,513	10.52
11/5/07	16,200	10.53
11/5/07	30,200	10.54
11/5/07	114,245	10.55
11/5/07	5,100	10.56
11/5/07	1,800	10.57
11/5/07	2,200	10.58
11/5/07	1,937	10.59
11/5/07	23,642	10.60
11/5/07	1,000	10.77
11/5/07	200	10.78
11/5/07	600	10.79
11/5/07	3,100	10.80
11/5/07	400	10.93
11/5/07	5,700	10.94
11/5/07	4,100	10.95
11/7/07	29,800	10.60
11/7/07	5,000	10.61
11/7/07	12,600	10.62
11/7/07	20,400	10.63
11/7/07	9,500	10.64
11/7/07	84,800	10.65
11/7/07	33,800	10.66
11/7/07	18,900	10.67

CUSIP No.	91274F 10 4	Page 9 of 11

		Approximate Per Share Price
		($)
Date	Number of Shares	(Excluding Commissions)
11/7/07	22,200	10.68
11/7/07	5,500	10.69
11/7/07	205,900	10.70
11/7/07	13,600	10.71
11/7/07	6,000	10.72
11/7/07	1,000	10.73
11/7/07	2,500	10.74
11/7/07	28,500	10.75
11/8/07	2,600	10.70
11/8/07	100	10.71
11/8/07	6,700	10.72
11/8/07	7,900	10.73
11/8/07	21,700	10.74
11/8/07	119,800	10.75
11/8/07	4,600	10.76
11/8/07	9,800	10.77
11/8/07	7,300	10.78
11/8/07	5,100	10.79
11/8/07	114,400	10.80

Item 6.	Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Item 6 is amended and supplemented as follows:
     On September 27, 2007, Amsdell and Amsdell pledged 1,147,648 Shares to Huntington to further secure payment of the Amsdell and Amsdell loan from Huntington described in Item 6 of the Original Schedule 13D. The total amount available under this loan is $51.0 million.
     On August 21 and 22, 2007, Amsdell and Amsdell pledged a total of 200,000 Shares to further secure loans by Harris Trust and Savings Bank to the Robert J. Amsdell Family Irrevocable Trust dated June 4, 1998 and the Loretta Amsdell Family Irrevocable Trust dated June 4, 1998 described in Item 6 of the Original Schedule 13D. On November 8, 2007, Amsdell and Amsdell pledged 9,952 Shares and on November 9, 2007 Robert Amsdell pledged 261,152 Shares, Barry Amsdell pledged 40,624 Shares, and Amsdell and Amsdell pledged an additional 80,272 Shares to further secure these loans.
     The security agreements that govern the pledges referenced in this Item 6 are attached as Exhibits 7.7, 7.8 and 7.12.
Item 7. Material to be Filed as Exhibits.
     Item 7 is supplemented as follows:

CUSIP No.	91274F 10 4	Page 10 of 11
     7.1 Cognovit Demand Promissory Note dated August 14, 2007 in favor of the Robert J. Amsdell Family Irrevocable Trust Dated June 4, 1998
     7.2 Cognovit Demand Promissory Note dated June 15, 2006 in favor of the Robert J. Amsdell Family Irrevocable Trust Dated June 4, 1998
     7.3 Demand Promissory Note dated June 15, 2006 in favor of the Loretta Amsdell Family Irrevocable Trust Dated June 4, 1998
     7.4 Standstill Agreement between Robert J. Amsdell, Barry L. Amsdell and U-Store-It Trust dated August 6, 2007
     7.5 Investment Property Security Agreement between Robert J. Amsdell and the Huntington National Bank dated December 7, 2006
     7.6 Investment Property Security Agreement between Barry Amsdell and the Huntington National Bank dated December 7, 2006
     7.7 Security Agreement Re: Investment Account between Robert J. Amsdell and Harris Trust Savings Bank
     7.8 Security Agreement Re: Investment Account between Barry Amsdell and Harris Trust Savings Bank
     7.9 Joint Filing Agreement*
     7.10 Cognovit Demand Promissory Note dated November 8, 2007 in favor of Rising Tide Development, LLC*
     7.11 Second Amendment to Revolving Promissory Note and First Amendment to Third Amended and Restated Revolving Credit Loan Agreement effective as of December 12, 2006*
     7.12 Investment Property Security Agreement between Amsdell and Amsdell and the Huntington National Bank dated September 27, 2007*

*	Filed herewith

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 16, 2007

/s/ Robert J. Amsdell
Robert J. Amsdell, Individually

/s/ Barry L. Amsdell
Barry L. Amsdell, Individually

Amsdell & Amsdell
/s/ Robert J. Amsdell
By: Robert J. Amsdell, a General Partner

Amsdell Holdings I, Inc.
s/ Robert J. Amsdell
By: Robert J. Amsdell, President

Amsdell Real Estate Trust dtd. October 3, 1989
s/ Robert J. Amsdell
By: Robert J. Amsdell, Sole Trustee

EXHIBIT INDEX

Exhibit
Number	Description

7.1	Cognovit Demand Promissory Note dated August 14, 2007 in favor of the Robert J. Amsdell Family Irrevocable Trust Dated June 4, 1998

7.2	Cognovit Demand Promissory Note dated June 15, 2006 in favor of the Robert J. Amsdell Family Irrevocable Trust Dated June 4, 1998

7.3	Demand Promissory Note dated June 15, 2006 in favor of the Loretta Amsdell Family Irrevocable Trust Dated June 4, 1998

7.4	Standstill Agreement between Robert J. Amsdell, Barry L. Amsdell and U-Store-It Trust dated August 6, 2007

7.5	Investment Property Security Agreement between Robert J. Amsdell and the Huntington National Bank dated December 7, 2006

7.6	Investment Property Security Agreement between Barry Amsdell and the Huntington National Bank dated December 7, 2006

7.7	Security Agreement Re: Investment Account between Robert J. Amsdell and Harris Trust Savings Bank

7.8	Security Agreement Re: Investment Account between Barry Amsdell and Harris Trust Savings Bank

7.9	Joint Filing Agreement*

7.10	Cognovit Demand Promissory Note dated November 8, 2007 in favor of Rising Tide Development, LLC*

7.11	Second Amendment to Revolving Promissory Note and First Amendment to Third Amended and Restated Revolving Credit Loan Agreement effective as of December 12, 2006*

7.12	Investment Property Security Agreement between Amsdell and Amsdell and the Huntington National Bank dated September 27, 2007*

*	Filed herewith